Filed by RadNet, Inc.

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: iCAD Inc.

Commission File Number: 001-09341

Explanatory Note: The following is a transcript from an investor call held on April 16, 2025, in connection with RadNet, Inc.’s proposed acquisition of iCAD, Inc.

C O R P O R A T E P A R T I C I P A N T S

Mark Stolper, Executive Vice President and Chief Financial Officer, RadNet, Inc.

Dr. Howard Berger, President and Chief Executive Officer, RadNet, Inc.

Dr. Greg Sorensen, Chief Science Officer, RadNet, Inc.

Kees Wesdorp, President and Chief Executive Officer, RadNet Digital Health

Sanjog Misra, Chief Commercial Officer, RadNet Digital Health

Sham Sokka, Chief Operations and Technology Officer, RadNet Digital Health

C O N F E R E N C E C A L L P A R T I C I P A N T S

Brian Tanquilut, Jeffries

David MacDonald, Truist Securities

Andrew Mok, Barclays

Pete Lucas, CJS Securities

Jim Sidoti, Sidoti & Company

John Ransom, Raymond James

Brandon Carney, B. Riley

P R E S E N T A T I O N

Operator

Good day, and welcome to the RadNet Inc. Business Update Conference Call.

All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key, followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then one on a touchtone phone. To withdraw your question, please press star, then two.

Please note this event is being recorded.

I would now like to turn the conference over to Mark Stolper, Executive Vice President and Chief Financial Officer. Please go ahead.

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Mark Stolper

Thank you.

Good morning, everyone, and thank you for joining our team today. We are very excited to discuss the acquisition of iCAD, which we announced last evening in a press release after the market closed. Today, we have approximately a dozen slides to go through, which will give you more detail about why we are so excited about what iCAD will bring to the Company, and after our presentation, we will open up the call to your questions.

I just want to remind everyone before we begin of the disclosures that we have here on Pages Nos. 2 and 3 regarding that this is not an offer of solicitation, this presentation contains forward-looking statements, typical of what we release in our earnings reports each quarter, and we will use some non-GAAP items.

I’d like to introduce the speakers today. On the call with me today, we have Dr. Howard Berger, RadNet’s Chief Executive Officer; we have Kees Wesdorp, who’s the President and Chief Executive Officer of RadNet’s Digital Health Division, part of his team is also joining today; Sham Sokka, who’s the Chief Operations and Technology Officer for RadNet Digital Health; we have Sanjog Misra, who is the Chief Commercial Officer of RadNet Digital Health; and we have, also, Dr. Greg Sorensen, who is the Chief Science Officer of RadNet.

With that, I’d like to turn the call over to Dr. Berger, who’s going to make some opening remarks.

Dr. Howard Berger

Thank you, Mark, and good morning, everybody.

About five years ago, RadNet made a bold move to enter the field of artificial intelligence with its purchase of DeepHealth. It’s hard to believe that five years seems to have elapsed so quickly, but the success that we’ve had, not only receiving FDA approval for our DeepHealth AI breast imaging tools, but implementing it in RadNet centers, and as of this quarter, we are seeing approximately 40% of our patients adopting to have artificial intelligence, which approximates approximately 600,000 mammograms annual. The results and benefits of this have become very obvious and very satisfying to us, because we have, both through our efforts and other reported publications, seen the benefit of earlier detection, both in terms of better outcomes and reducing healthcare costs.

Given that success, and with what we felt even five years ago, that this would be the standard of care in the field of breast imaging and screening mammography, we have decided to make another bold move to merge with iCAD, another public company, who has been doing developments of artificial intelligence for close to 15 years. By combining these teams, we hope to accelerate the growth and utilization, and, more importantly, the importance of this as a screening tool that can have substantial impact on both our U.S., as well as global, opportunities, that both iCAD and RadNet, through its DeepHealth Division have been working on.

I couldn’t be more proud of my team and I couldn’t be more enthusiastic about how important this is to the healthcare community and, obviously, the radiology community, and I think again demonstrates that RadNet continues to earn the moniker we have attached to us of “leading radiology forward.”

With that, I’d like to turn the call over to Dr. Gregory Sorensen. Not only is Dr. Sorensen the Chief Scientific Officer, but was the founder and developer of the DeepHealth breast AI product. Thank you.

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Dr. Greg Sorensen

Thanks, Dr. Berger.

Hello, everyone. Thanks for spending some time with us today.

I’d like to spend just a couple of slides giving you some background about why we’re so excited about the iCAD acquisition and why we think this is going to be such a good thing for the health of women around the world and a growth driver for RadNet.

First, a little bit of background. As Dr. Berger has alluded to about RadNet, we’re very interested and very focused on improving the lives of women through screening technologies, and especially mammography. This may not be apparent, but actually close to a third of RadNet’s overall revenue is focused on breast health. We have tremendous scale. As you can see in this slide, close to 2 million mammograms a year are done across the RadNet network, and just putting that in context, that’s about as many mammograms as the entire country of England every year. So, this is already a big part of our business, and that’s, of course, why we’ve been investing so much not only in AI, but in new ways of using AI.

As Dr. Berger alluded to, our Enhanced Breast Cancer Detection program, we’ve now documented in hundreds of thousands of women that we can, with this novel workflow, leverage AI to boost the cancer detection rate substantially, more than 20%, in women across many different age groups, different racial categories. We can also use it to lower recall rates. It’s really quite compelling.

Further background, RadNet is very interested in bringing this technology into novel settings, such as in grocery stores, doctors’ offices, etc.

For all these reasons, mammography has been on our mind and AI and its ability to improve the lives of women for quite some time.

Next slide, please, Mark.

With that background, obviously, we’ve been watching with delight the growth and presence of iCAD, a 40-year-old company that has been, as Dr. Berger said, focused on artificial intelligence, especially in women’s health, for quite some time, and they have been able to build a substantial install base. They’re in more than 50 countries, more than 1,500 healthcare providers are using their software, and they’ve got software to help detect cancer better and are working on other tools.

So, you think about that, 2 million mammograms inside RadNet. Now, by this acquisition, we’ll be able to reach four times as many, so up to another 8 million mammograms that iCAD touches, and bring this novel technology and new technologies that we’re building not just to patients that RadNet sees, but to women around the world. It’s a really compelling idea. We can take the innovations that we validate inside the RadNet portfolio and now, through the DeepHealth mechanism, spread them around the world.

To help describe that in more detail, I’d like to now turn the time over to our DeepHealth CEO, Kees. Take it away, Kees, and on to the next slide, please, Mark.

Kees Wesdorp

Thank you, Dr. Sorensen, and thank you, all, for tuning in, so that we can share our great excitement for the acquisition that we announced yesterday.

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There are three things that I want you to remember about why we’re so excited about the acquisition. It’s all about skill and capabilities, customer reach, and the most comprehensive portfolio of breast imaging AI solutions.

•	This acquisition will strengthen RadNet’s DeepHealth leadership in AI-driven breast cancer solutions by accelerating scale across commercial and engineering functions to meet the growing market demand that we see in this space.

•	It allows us to expand reach, and that’s also what Dr. Sorensen has already explained, to combine 10 million annual mammograms in terms of volume, or otherwise said, over 1,700 provider sites, and more than 50 countries.

•	It also creates the industry’s most comprehensive portfolio of breast imaging AI solutions, and we’ll spend some time shortly about that, where Sham Sokka, our CTO, will go through what that really means.

•	And last, but not least, this transaction will allow enhancing iCAD’s financial performance, with a positive Adjusted EBITDA run rate expected by 2026, and we deliver that through attractive synergies.

Next slide, please.

To get us grounded on the financial baseline of the combination, first of all, I want to remind people of the guidance that we have given for DeepHealth on 2025, which is for revenue $80 million to $90 million, and for Adjusted EBITDA $15 million to $17 million. The acquisition will add to that, based on the 2024 reported actuals of iCAD, a sizeable $20 million, close to $20 million of revenue. Moreover, following the acquisition, we expect positive Adjusted EBITDA run rate by end of 2026, again, through the identification that we see on attractive synergies, and let me dig into that a little bit more on the next page.

We see three types of synergies, cost synergies, commercial synergies and product synergies, and all three are equally important in the success of integrating iCAD with DeepHealth.

•	On cost synergies, we see over $7 million run rate cost synergies, approximately half of that in direct savings—thank of duplicate costs on the Board of Directors, or public company costs or audits, and these can all now be avoided—and the other half really by fulfilling pre-existing hiring plans of DeepHealth in the commercial and R&D and other domains.

•	On commercial synergies, we’re super-excited that we can expand into iCAD’s install base in terms of DeepHealth’s differentiating offerings, obviously, in the domain of breast, but also beyond, in terms of the informatics solutions that we provide, or other population health AI solutions that we can deliver. It gives us access to over 50-plus countries, it accelerates our European growth plans, and then, obviously, the commercial funnels when we combine those, that only strengthens our ability to grow further.

•	In terms of product synergies, I want to mention again that from day one, we’ll have a highly complementary offering, and Sham shortly will talk through that, what that means and how we will capitalize on that. iCAD also bring some future products and propositions that will strengthen our suites, such as breast arterial calcification and image-based risk assessment. Last, but not least, this allows us to expand our products, R&D and regulatory capacity to accelerate new solutions, above the two examples that I just mentioned.

I’m going to hand over to Sanjog, who’s going to talk us through how the iCAD workforce and team is expected to accelerate our DeepHealth growth plans. Sanjog, over to you.

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Sanjog Misra

Thank you, Kees. Good morning, everyone.

As Kees mentioned earlier, one of the key strategic reasons of this acquisition is, really, the addition of the team, which has seasoned and experienced professionals. With the addition of the iCAD team, we will be able to accelerate our growth plans, as well as expand our capabilities at DeepHealth; specifically, in scaling our AI portfolio across the globe.

If you look at one of the most compelling drivers of this acquisition, it’s the strong people (inaudible) between our two organizations. Both teams share their very complementary cultures around innovation, agility, and a deep commitment to customer success. We believe this alignment will enhance our talent pool by combining experienced leaders and the high-performing teams, as well as helping accelerate integration through shared values and operational philosophies that we also believe, as well as foster cross-functional collaboration, enabling us to deliver enhanced value to our clients.

This acquisition is bringing 66 employees of iCAD into the DeepHealth family, where 26 of their employees are in the commercial space that includes sales, service and marketing. The Sales and Service Teams will help us in expanding our reach not only in the U.S. market, but globally, as well. It not only gives us the reach to the existing install base of iCAD, but also help us to deploy our portfolio of AI solutions at scale. Now, the combined team can also cross-sell each of those customer bases, as well as share client knowledge and support. Adding the 26 employees will help us in strengthening our Product and R&D teams. This is, again, extremely critical. As we scale up our AI portfolio, that definitely brings the capability. This includes employees from Quality and Regulatory, as well as Clinical Affairs. Lastly, there’s a 14-member team which includes all the support functions, including Finance, HR, and other functions.

The addition of iCAD team fills up immediately some of the key positions that we had anticipated to hire at DeepHealth in 2025, in order to strengthen and expand our Commercial, Product and R&D Teams. So, this will help us in accelerating the external growth for DeepHealth.

Hence, we are confident that these people and that these synergies will be a critical factor in unlocking the full value of this transaction and driving sustainable, long-term performance for the combined organization.

With that, I’ll turn over to Sham.

Sham Sokka

Thanks, Sanjog. Good morning, everyone. I want to walk a little bit through the offering portfolio and what we’re really excited about.

As Dr. Berger and Dr. Sorensen emphasized earlier, a key pillar of our mission is expanding the reach of high-quality mammography screening to serve more people, and with this acquisition now, we have a complementary progressive set of offerings for customers early in their AI adoption journey, where people are just looking for AI, to customers that want to use AI in very advanced ways, as RadNet does, for example, with its EBCD program, Enhanced Breast Cancer Detection program, where we have workflows where there’s secondary reviews, and so forth, to drive, really, the highest level of cancer detection and reduce recalls. So, what I want to walk you through is this offering cascade that we now can bring to the market, from left to right.

First, let me talk a bit about iCAD’s core offering. It’s an AI detection software that improves cancer detection rates above conventional 3D mammography. They’ve proven over the years significant clinical benefit to the product.

The other nice, really beautiful thing about that offering is that it has very broad compatibility, 2D mammography systems, 3D mammography systems, regulatory approvals in over 50 countries, expanding the broad reach, but, more importantly, also, regulatory approvals across multiple diverse set of systems, Hologic systems, GE systems, Siemens systems, Fuji systems. So, you have a strong base offering that we can bring to many customers, that gets people going on their AI and improved cancer screening journey.

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On top of that now, we can bring the next level of offering, which is okay. You have AI, but to really get the maximum value of AI, that AI has to be integrated into the reading environment of the radiologists very, very tightly, right? So, you get the detection right overlayed on top of the images. You can go right to the point where the studies have the cancers identified. The data from the AI automatically populating into the reports, right? Again, AI plus viewing, plus reporting, now creates a more efficient workflow, right? So, rads can read faster, not just more accurate, right?

Then, all the way to the highest level of the cascade, which is what we do now at RadNet, and what RadNet has implemented, and some others are starting to implement, which is this enhanced breast cancer screening, where now we’re generating revenue, as Dr. Berger mentioned earlier, about 40% of our customers adopting it, where they get—not only the radiologists get AI at the point of detection, but we have an AI-assisted safeguard due process where, if there’s disagreement between the AI and the radiologist’s primary read, a second reader is triggered to come for a Safeguard Review.

When you put all of that together, now you have improved cancer detection, you have workflow efficiency because you have now that integrated in that viewing and reporting environment, and with the second reviewer, you have even more improved cancer detection, as well as reduction in recalls, and that’s what we’ve published and we’ve shown, really strong clinical outcomes in 600,000 women in studies, and that we’ve started to now release as SmartMammo with recalls, right?

So, the opportunity here is we can meet customers at the earliest level of AI adoption all the way to this advanced opportunity, where there’s even now revenue generation opportunities, but also, really, more importantly, the optimal screening and detection solution in the market.

Now, the other aspect of this acquisition that we’re excited is also the future roadmap and future roadmap possibilities. iCAD brings, also, these advanced risk products; two specifically, image-based risk, which is to look at can we predict the future risk based on the current mammogram, and then what’s called breast arterial calcification, essentially the ability to look at cardiac risk factors from a mammogram, right? Both of those products have approvals, some approvals outside of the United States, but not yet approved in the U.S. So, taking those models, bringing them into the RadNet ecosystem, where we can test and validate and use the RadNet data, as well as the RadNet clinical environment can accelerate those risk products, is another part of a synergy, the product synergies that we’re looking to harness, as well.

So, with all those, as we put those pieces together, early adopters to advanced users, to adding risk products, we believe it’s the most comprehensive breast AI portfolio, and we can bring that to this large customer base, now that we bring together as iCAD and DeepHealth.

With that, I’m going to hand off to Mark, who will kind of go through the transaction summary.

Mark Stolper

Thank you, Sham.

As many of you saw in the press release last night, we summarized some of the integral financial aspects of the transaction.

This is a stock-for-stock acquisition, where we will be having a fixed exchange rate of RadNet shares of 0.0677 shares of RadNet common stock for each share of iCAD common stock.

As of the end of business yesterday, the closing price of RadNet stock, that valued iCAD at—the equity of iCAD at $103 million. You may have seen that iCAD closed last quarter, meaning 12/31 of 2024, with about $17 million of cash. So, the enterprise value as of the end of—the cash at the end of the last quarter for the valuation of iCAD was approximately $85 million. The price of iCAD that we’re paying, as of yesterday’s close, was about $3.61, representing about a 98% premium to the iCAD shareholders.

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The transaction is expected to close during the second or third quarter of this year. It is subject to approval by iCAD stockholders. There will be a Proxy Statement that is mailed and delivered to the iCAD shareholders. The transaction is also subject to other customary closing conditions. It was unanimously approved by both companies’ Board of Directors.

With that, I’d like to, Operator, open the call to questions from the investors and the analysts. Thank you.

Operator

Thank you. We will now begin the question-and-answer session. To ask a question, you may press star, then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star, then two.

Our first question today will come from Brian Tanquilut with Jefferies. Please go ahead.

Brian Tanquilut

Hey, good morning, guys, and congrats on the deal. Maybe, Howard, or the team, just curious, you know, as we think about the implementation and integration plan for iCAD, in terms of the cross-sell, in terms of developing the AI that’s in the pipeline right now with—I know you guys mentioned risk assessment and BAC—I’m just curious how you’re thinking about that path, number one, and then second, the monetization goals for those IP assets as we think about maybe two to three years down the road.

Kees Wesdorp

Thank you, Brian.

Dr. Howard Berger

Go ahead, Kees.

Kees Wesdorp

Yes, thank you, Dr. Berger.

Let me start off with—I sketched out the three different domains of synergies or value creation. The way to think about it, on the cost synergies, that’s really an 18 months’ timeline as we integrate the teams. I think you’re referring, obviously, more to the commercial synergies and product synergies. Those are going to be on a longer timescale, think of three years, where over three years’ timespan, we are going to upsell into the install base of iCAD, with a degree of success that we’ve underwritten, to ultimately get to, let’s say, high-single-digits, at least, for the breast AI domain of revenue upsell opportunities, and for the product roadmap, quite frankly, we see that really as an acceleration of the roadmap items, which is a bit hard to quantify how it ultimately will impact our bottom line, other than that it strengthens our conviction for accelerated growth.

Mark Stolper

Kees, maybe if I can add a little bit.

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Kees Wesdorp

Yes.

Mark Stolper

If you look at the three pillar products that we’ve kind of talked about, the early product, which is AI LME, even going all the way to kind of a full review product, the first pillar is kind of a sub-$5.00 product, the AI-only for study. You then bring the viewer and the reporting, we’re talking about between $5.00 to $15, and then as you get into the advanced one, you’re now talking $15-plus in terms of price per study kind of thing, right? So, there’s a value cascade there, as we now bring these more advanced AI solutions. Then, on top of that, you have the risk products, which would be complementary to that, as well, as we start to bring them to the market.

The first three products, and that’s the reason we put it on the slide, those will be available immediately; day one, we bring that offering to the market. The risk products will come in over time and now provide even additional opportunities over the mid-term horizon.

Brian Tanquilut

Got it, that makes sense.

Dr. Greg Sorensen

It’s Greg Sorensen, Mark, if I could just add—

Mark Stolper

Yes, go ahead, of course.

Dr. Greg Sorensen

… one last comment to that. We’re starting to have good conversations with employers and payers around the benefits that would see if they were to cover the Enhanced Breast Cancer Detection program. It really is—strictly from an employer’s point of view, it’s actually a cost savings to their employees, as well as to their own bottom line. That’s based on, as I said earlier, hundreds of thousands of women, the data from RadNet. Now, with the iCAD sockets with the install base they have, as payers say, “Oh, well, we’d like to have that ability,” but in geographies that there aren’t RadNet providers, well, now that we’ve got iCAD, we’ve got providers basically in every state, who could then tap into that employer eagerness to pay, so the women benefit, the payer benefits, and then we have this full suite of solutions. No matter kind of where on the product horizon, as Sham laid out, a particular provider might want to dial into, we can meet all those opportunities, and with the promise of added reimbursement, I think we’re going to say more eagerness for that.

It's hard to predict how quickly, which I know was the core of your question, but kind of over the timeframe you proposed, a couple of years, we have a lot of confidence that’s going to happen.

Bran Tanquilut

Awesome, and then maybe for Howard and Mark. Obviously, you’re doing the deal here on the Digital Health side of the business. I think a lot of investors are wanting or looking for you to do deals on the other side, on the core business. So, just curious how we should be thinking about capital deployment of that $750 million of cash still on your balance sheet, and what the pipeline looks like, and should we expect deal announcements sometime this year? Thanks.

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Dr. Howard Berger

Thanks, Brian. I’ll take this initially, Mark, and then you can chime in.

As you’ve seen from the announcement here, this particular acquisition was done as a stock-for-stock transaction, and so we—and, in fact, we actually will add to our cash reserves once the transaction is closed. So, we didn’t use any of our balance sheet, if you will, for this acquisition. I think the importance of that is that the shareholders, stockholders of iCAD saw the benefit in this combination, this merger, and being part of the growth story in artificial intelligence, particularly for breast imaging, and, therefore, were confident about the long-term benefit and opportunity by having RadNet stock.

That being said, we are, as we always have been, looking at expanding the services side of our business. There’s several that are in conversation and others that are in the beginning process of further investigation. So, this will not at all hamper the growth of the services side of the division, and, in fact, in some ways may help it, because as people begin to understand our roadmap for the Digital Health Division, the relationship, whether it’s acquisitions of imaging centers and the ability for them to transform their IT platform and begin using AI, or if it’s hospital systems and joint venture partners, both current and future, RadNet becomes an even more formidable partner in terms of skills and deployment of what the future of radiology is going to look like.

In a way, we are looking at this as an opportunity to further solidify our position as the leader in the outpatient imaging space, and we’re getting more and more inbound calls, unsolicited, I might say, from hospital systems that are looking for an outpatient imaging strategy, and this is an integral part of that strategy, which ultimately dovetails into their inpatient strategy, too. I think this sends the message that we wanted into the community and the marketplace about our commitment to Digital Health, not only for RadNet, but as a transformative part of what radiology will clearly be adopting over the next several years to transform radiology into truly a tech services and tech-enabled business.

Mark, go ahead if you want to add to some of that.

Mark Stolper

Sure. I’ll just emphasize, Brian, that we do have an active pipeline of imaging center acquisition opportunities. I’m highly confident that we will put some capital to work this year. With some of the dislocation in the capital markets, both on the equity side, as well as the debt side, I think it’s putting more and more pressure on some of the smaller operators, some of the private equity-owned operators, and I think that bodes well for more and more opportunities on the core imaging center side going forward. We have been extremely disciplined with regards to price and valuation. We’ll continue to be that way. We feel we have a very good sense of what businesses are worth in our industry. But, I’m also highly confident that we’ll get some transactions done this year.

Brian Tanquilut

Awesome. Okay.

Operator

Our next question will come from David MacDonald of Truist. Please go ahead.

David MacDonald

Hey, good morning, guys, and congratulations. Just a couple of quick ones. One, just on the Commercial employees that you’re adding, the 26 that you mentioned in the slides, can you guys remind us right now in the Digital Health area roughly how many sales folks you have; and then, secondly, just on the 1,500 providers that iCAD gives you access to, I assume the bulk of those are, you know, kind of traditional radiology sites. Are there any non-traditional channels where they’re seeing some success in terms of their product offering?

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Kees Wesdorp

Thank you. Sanjog, do you want to take both questions?

Sanjog Misra

Sure. For the first one, in terms of the sales, today, we have roughly 11 people between U.S. and Europe in our sales organization, who are basically customer-facing at this point of time. With the iCAD acquisition, we will add roughly 12 to 13 people, who will join the Sales Team, predominantly in the U.S., to a large extent, but, of course, we will also continue to expand our European footprint when it comes to the Commercial Teams. So, that’s number one.

On the 1,500 iCAD customer base, at this point of time, this is a combination of not only outpatient radiology imaging centers, but it also has a lot of hospitals to whom iCAD is currently selling their AI solutions. This gives us a good footprint in terms of us selling both our enterprise imaging solution, as well as our AI portfolio, so it definitely helps in growing.

The third piece is, of course, iCAD also goes around distributing not only through their direct Sales Team, but there is also indirect channels, including distributors and aggregators with whom they currently partner up, and that also opens up a door for us to use those distribution channels in selling our portfolio.

David MacDonald

Okay, and then just a couple of other quick ones. One, can you just provide a little bit more detail on the image-based risk evaluation product? Right now, when these guys are using this, I assume that this is kind of looking at the patient, etc., but can you talk about the potential benefits over time in terms of how you guys think about this relative to potentially your payer partners? Just any additional detail on that product, and then what you would expect the steps to be to kind of get that ramped up and going domestically.

Sham Sokka

Yes, maybe, let me take that one. Today, risk is based on a questionnaire. Tyrer-Cuzik is kind of the standard. What you do is you have your screening mammogram, and then when we have these women, we also do the screening. We also do the risk questionnaire, and based on that risk, some of the women will be eligible for kind more rapid screening protocols or MR-based, screening based on the risk levels, and so forth. But, image-based risk is sort of complementary to that, right, because not all women fill those questionnaires, you know, it’s kind of (inaudible) administer, etc.

The idea behind the imaged-based risk is, okay, now when you get your screening mammogram, you get a clear sign, but maybe that there’s a 12- to 24-month risk that something may develop, and so the clinical protocol then can be accelerated, very similar to the Tyrer-Cuzik risk score, and we can now monitor women more closely if they’re at a higher risk, right? So, that’s the premise of the technology.

Now, as you can imagine, we’re looking at forward risk, and so the regulators, especially FDA, sees that as a de novo product, sees that really as a higher risk product. Therefore, iCAD sell products, built that product, have some data in markets outside of the U.S. where they’ve commercialized it, and the idea is to now bring back into the U.S. a good investigation.

Hopefully, that gives you a bit of background.

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David MacDonald

Okay, and then, guys, just last question. I think it’s 14% of their revenue is OUS, and looking at the breakdown from some of their filings, it looks like a good chunk of that is in France, but I’m just curious, is there any specific countries, or anything outside the U.S., that you would flag in terms of, you know, a disproportionate opportunity, or should we just think about this as, as you integrate the products, outside the U.S. also has some nice running room here?

Sanjog Misra

I can take that. So, yes, France is definitely one of the biggest markets outside of Europe for them, but at this point of time, what we understand is they are also expanding their reach beyond the existing countries; specifically, some of the European countries, where they see a potential. Germany is one market, the Nordic is one market, but Australia (inaudible) which is also kind of an evolving market specifically with adoption of AI. These are some of those key markets that we’re looking at expanding, including, of course, Brazil is again another market where we’re seeing a lot of adoption of AI. So, these will be some of those other important markets from a future standpoint.

David MacDonald

Okay, thanks very much.

Kees Wesdorp

I think the distinction maybe here is a little bit—revenue so far, by geography first, is boots on the ground investments that have been done recently, and going forward—that’s what Sanjog is trying to emphasize—which shows a broader coverage across those 50-plus countries as we go forward.

David MacDonald

Okay, thank you.

Sham Sokka

One additional element, right? Dr. Berger talked about tech-enabled services. As many of you know, we have radiology reading service in the U.K., and so, like we’ve now done in the lung cancer screening space in the U.K., we see there’s a nice opportunity, also, for a combined reading and mammography opportunity, also, in the U.K. I just wanted to highlight that, as well.

Operator

Our next question today will come from Andrew Mok with Barclays. Please go ahead.

Andrew Mok

Hi, good morning. I just wanted to follow up on that 26 FTEs in each of the Commercial and R&D segment. I think the release mentions that you anticipate these employees to join DeepHealth. So, first, what actions did you take on your side to ensure that they join? Second, you previously earmarked $20 million in guidance for Digital Health reinvestment, which includes sales. So, how much of the hiring needs does this fill for the year, and does that alleviate some of the $20 million of reinvestment for this year? Thanks.

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Kees Wesdorp

Yes, thank you for that question. Let me start with the last question first. The way we look at it right now, the earlier communicated $20 million was across Commercial and Product and R&D efforts. We see that roughly $3 million to $4 million out of that, so let’s say 15% to 20%, will be fulfilled by the iCAD acquisition. That’s what we were also referring to as we stated fulfilling earlier hiring needs. So, that’s maybe the answer.

Sham or Sanjog, do you want to talk a little bit about (inaudible)?

I will say we’re actually very, very focused to retain people, and partially, that is to make sure that we emphasize that iCAD’s strategy and core proposition, as Sham laid it out, is something that we will roll forward and will be part of our suite of offerings going forward. Secondly, there will be (inaudible) in place, obviously, to make sure (inaudible) are satisfied and excited about our journey ahead.

Sanjog and Sham, do you want to talk about specifically your two domains on that, or any additional color?

Sanjog Misra

Yes. So, specifically, on the commercial part, like I mentioned, with the additional 13 to 14 FTEs, that definitely kind of takes care of all the AI portion of the commercial expansion that we were wanting to do, specifically, in the U.S. Of course, we will still have a little bit of additional Commercial Teams on the enterprise imaging, because the existing teams from iCAD bring in more of the AI experience, as compared to enterprise imaging. So, we will—at least, let’s call it this way, that at least 70% of our commercial requirements from an employee standpoint is taken care of.

Of course, that does not—as I mentioned, that does not take into account the Europe expansion, because iCAD does not have a Commercial Team in Europe, which is predominantly—our outside of U.S. is predominantly done through distributors and aggregators. We will be, of course, adding maybe another few people for the outside of U.S. expansion.

Sham, do you want to comment on the R&D and Product?

Sham Sokka

Maybe just very briefly. I think kind of the really interesting opportunities—and I’ll call out two quick areas. One is ML, machine learning, and AI expertise, which iCAD bring, which we’re quite excited about. I think they’re quite excited about the RadNet data stage and the ability to maybe accelerate some of the models, and so there’s like a really nice win/win and excitement around that from the team. The other area is Quality and Regulatory. They’ve demonstrated experience of being in multiple markets and really putting a very thoughtful and accelerated strategy to enter new markets, and we’re very excited to combine that capability to the rest of the product portfolio, so we can bring that into more markets. So, there’s really nice complementary synergy to really accelerate both businesses going forward.

Andrew Mok

And maybe just a follow-up. Mark, you didn’t explicitly reiterate guidance with the release in-depth, but there’s obviously references to it, so can we take that to understand that guidance is reiterated today?

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Mark Stolper

We didn’t change guidance, and we’ve never historically changed guidance in the middle of a quarter. What this transaction would do for us—obviously, if you look at iCAD’s filings for 2024, they did about $19.6 million of revenue, they lost about $4 million of EBITDA. We don’t know exactly when this transaction will close, because it is subject to iCAD shareholder vote, but assuming it closes, let’s say, close to the beginning of the third quarter, we have one quarter’s worth of their revenues, so you can assume that’s $4 million or $5 million of revenue within our 2025 guidance, and we expect it to be fairly neutral with respect to EBITDA this year because of the synergies that we talked about today, in terms of the alleviation of costs on the Digital Health side in terms of hiring, as well as some of the synergies that we would expect to get fairly immediately in regards to some of the direct costs, that Kees went over, in terms of the elimination of Board of Directors costs, certain public company costs, auditor costs, and the like. I think it’s going to be positive on the revenue side for 2025, clearly, likely in the $4 million to $5 million range, and fairly neutral on the EBITDA side.

Andrew Mok

Great, thank you.

Operator

Our next question today will come from Larry Solow of CJS Securities. Please go ahead.

Pete Lucas

Hi, good morning. It’s Pete Lucas for Larry. Mark, you touched on it in your remarks and some of the Q&A, but can you just kind of expand on your decision to use stock versus cash given your current one times leverage position? Was it mostly just to give iCAD employees a sense of the upside, or keeping powder dry for more? How did you guys think about that?

Mark Stolper

Yes, I think it was both of those things. As Dr. Berger mentioned, the iCAD shareholders—Board of Directors, I should say, really liked the business combination, see the value here, see the value creation for iCAD shareholders, that possibility, and therefore were excited about taking RadNet stock, and from our perspective, we’re keeping our powder dry for other transactions that we could contemplate here in the near future, particularly on the imaging center side, and also I would say, lastly, that we’re very cognizant of keeping our leverage low. We think having leverage very low, having a lot of dry powder, having a lot of liquidity, especially in these uncertain financial terms and uncertain financial markets, is extremely valuable to the Company. So, by making this transaction all stock, we preserve all of that optionality.

Pete Lucas

Great, thanks, and then last one for me. You touched on it, and I think you went through it, and I apologize if I missed some of it here, but in terms of how do we think about the synergies and the timing of them in terms of the contracts that iCAD has and when they get a chance to be renewed? I know some of the cost synergies will be immediate. If you could kind of just maybe touch again on the immediate costs for us.

Mark Stolper

Yes, sure—

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Kees Wesdorp

Yes, and this is Kees. Oh, Mark, do you want to take it or—

Mark Stolper

No, go ahead, Kees. Go ahead, Kees.

Kees Wesdorp

Specifically, for the cost synergies, we’ve identified as part of the presentation $7 million plus cost synergies. We have a plan to execute those in an 18 months’ timeframe. If it’s a summer close, then we hit that run rate by end of year 2026. So, that sort of gives you that timeline. You’ve got the other datapoints in terms of where we think we end the year, depending on closing time, in terms of EBITDA impact. Yes, it will be slightly negative, but we’ll manage it.

Then, in terms of commercial synergies, if that’s also the question, that’s going to take longer. We definitely have clear line of sight of all the upsell opportunity into the install base, but we also recognize that there are renewal periods for imaging centers and hospital systems, and so the way we have looked at it, also, based on past experience in terms of contracting, but also working through these type of deals, we see that really as a three-year period to meaningfully have a positive impact on the install base of the iCAD (inaudible).

Pete Lucas

Very helpful. Thanks.

Operator

Our next question will come from Jim Sidoti of Sidoti & Company. Please go ahead.

Jim Sidoti

Hi, good morning, and thanks again for taking questions. Two questions for me. First, can you just briefly describe what you gain with the ProFound software as opposed to what DeepHealth is offering currently? What is the main difference between what you’re acquiring to what you currently offer? And how does iCAD plan to grow, basically, four times in 2026, up to $80 million to $90 million, from $20 million in 2025—I’m sorry, in 2024?

Kees Wesdorp

Let me take the last question first, and, Sham, if you can sort of talk about ProFound AI versus our SmartMammo AI, and within that, SmartMammo solution and our AI within that.

There might be a confusion, but let me make sure I understand the question correct on that. Mark, if you just go to the page where it shows the DeepHealth and mentions of $80 million to $90 million and separately is your iCAD, the 2024 actuals.

Mark Stolper

Okay.

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Kees Wesdorp

Yes. So, the $80 million to $90 million is our current guidance for DeepHealth standalone without iCAD for full year 2025. Separately, you have iCAD $20 million.

Jim Sidoti

Yes, that makes sense. Sorry.

Kees Wesdorp

No problem, thank you for asking. Sham, do you want to talk about ProFound AI versus the broader SmartMammo suite?

Sham Sokka

Yes, absolutely. The main advantage of ProFound AI that you gain is the multi-system compatibility and the multi-modality compatibility; meaning, for example, the RAI today, the DeepHealth AI today, is only compatible on 3D in the United States market. ProFound works both on 2D and 3D, so you can get into more systems. They also have compatibility to more OEM providers, right? Today, DeepHealth is only compatible on GE and Hologic. They have Siemens, as well as Fuji. So, again, together, the AI-only product can now address a larger install base and a larger segment of the market, is a significant product gain that we have in our portfolio. Then, we’ve already now also talked about the sites. The ProFound products, the risk products they have now work in the other markets, as well. That’s the other element, as well, that we gain.

Jim Sidoti

Okay, great. Thank you for clearing that up for me.

Sham Sokka

Yes.

Operator

Our next question will come from John Ransom of Raymond James. Please go ahead.

John Ransom

Hey, good afternoon/good morning. Just looking at your Digital Health Division, how do we think about the growth now, the $80 million to $90 million. Let’s take $85 million. Where’s the growth coming from, just in terms of converting customers to eRAD, converting yourselves to eRAD, more penetration with breast and lung, detailed iOS? Could you just kind of think about how you’re thinking about that growth and how we would allocate that?

Kees Wesdorp

Just to clarify the question (cross talking)

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John Ransom

(Inaudible) markets again.

Male Speaker

Oh, I figured I’d let the details guys answer.

Kees Wesdorp

But just for clarifying the question from my side, the question here is how much will be RadNet’s related growth versus external growth as we move forward; is that the question?

John Ransom

Well, and that and just, you know, you’ve got the old AI products, which we were modeling kind of 20 to 30, and you’ve got the old eRAD that you’re converting, and you’re converting yourself to DeepHealth. So, yes, the internal versus external. I’m just trying to think about how we think about the revenue growth among all those little buckets.

Kees Wesdorp

Good. Sanjog?

Sanjog Misra

Yes, there are a couple of areas where we are basically expecting our growth in 2025, as compared to 2024. So, first, talking about AI, as we look at our breast AI, with adoption, so with the climate of EBCD at RadNet, that is expected to grow anywhere in the 15% to 17% this year, as compared to last year. So, that’s one, the breast AI. Then, we have the lung AI, which, today, sell in Europe, and specifically at U.K., you know, with the NHS, that’s expected to grow anywhere between 32% to 35%, which is what we see, the lung screening program adoption in the U.K. markets, specifically; and, of course, there are other countries within Europe which is also seeing adoption of the lung AI solution. Then, the last, but not the least, is our prostate AI is also seeing adoption across Europe and the U.S. That’s also expected to drive anywhere between 20% to 22%. That’s on the AI side, where we expect this kind of our growth to come in.

Now, specifically, moving on the non-AI to our enterprise imaging, we see existing customer base with our eRAD solutions of risk impacts., that’s expected to grow anywhere around 15% to 17%, but with the launch of our DeepHealth OS, which is our cloud-native FaaS, plus TechLive, plus the other solutions that we are launching, that’s where we are also expecting substantial growth, because it’s the first year that we are launching our OS products in the market. So, that’s expected to also drive a substantial portion of our enterprise imaging.

So, we have our existing install base driving 15% to 17%, plus we have the new products in the EI space that’s also driving incremental revenue for us in 2025.

John Ransom

Internal versus external, I know your plan is to convert all the RadNet centers to DeepHealth by the end of the year, so what’s the—kind of on a pro forma basis, what are the internal versus external revenue look like for Digital Health by the end of the year?

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Kees Wesdorp

Today, within RadNet, roughly 40% to 41% of our revenue comes from RadNet adoption, whether it’s our RIS, PACS kind of solutions, as well as other solutions, like TechLive, which is our remote scanning, and the rest, 59%, 58%, 59%, is coming from external customers.

John Ransom

And that won’t change much even with the adoption.

Sham Sokka

That will change significantly with iCAD, because I think we now have 20 million all external, right? So, that number now becomes much more of an external revenue piece with the acquisition.

And maybe one comment on the mid-term, right? Sanjog nicely outline the short-term. The mid-term now is these worlds come together, right? So, both the imaging, core imaging, enterprise imaging solution, which is our DeepHealth OS product, and then the individual AI point solution, now we come to the market as a portfolio company, right? We have a base radiology platform, and now we have a scaled mammo product, a scaled lung product, a scaled prostate product, a scaled neuro product, and so now you have the mid-term, as health systems, and also internationally, people are looking for fewer partners to really drive the AI-based radiology revolution, we are there. We are kind of in the lead to be that in the mid-term. So, we can’t underestimate the mid-term strategy as we bring all these portfolio elements together.

John Ransom

Okay, thank you very much.

Dr. Greg Sorensen

I would just echo that, Sham’s point—this is Greg—by pointing out that kind of in parallel with this eagerness to bring in AI is the shift to cloud-based solutions, and the fact that iCAD already has an install base with a customer that’s already connected to either their VOX or the cloud, or both, means that it’s a really easy thing for the customer to add on these additional features, that now they can see bring them so much value. So, it really makes it a much more straightforward adoption motion on their part, and, as you know, that kind of friction is such a big challenge in all healthcare environments. A big part of our enthusiasm about the combination is that reduction in friction, that as people see the benefits to patients, they can quickly adopt them without a lot of hassle, without a lot of IT kind of infrastructure blockade; rather, just the opposite. It’s a really facilitated, easy-to-do thing.

John Ransom

Great, thank you so much.

Operator

Again, it is star and then one to ask a question.

Our next question will come from Yuan Zhi of B. Riley. Please go ahead.

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Brandon Carney

Hey, this is Brandon Carney on for Yuan. Congratulations on the acquisition, and thanks for taking our questions, just one from us. I just was wondering if you could comment on the strategy here, comparing EBCD with iCAD. The strategy for EBCD has been to offer it as an optional add-on directly to patients. So, we were just wondering how iCAD’s customers generally incorporated the additional cost of AI? Have they implemented it as a sort of optional add-on, like EBCD, or have they translated it directly into a general service fee for all patients? Thanks.

Kees Wesdorp

Thanks, it’s a great question, and the—

Dr. Greg Sorensen

Maybe I can take that. This is Greg.

Kees Wesdorp

Yes, go for it.

Dr. Greg Sorensen

Would that be all right, Kees?

Kees Wesdorp

Yes, for sure.

Dr. Greg Sorensen

The Advanced Breast Cancer Detection that RadNet rolls out is really a service that’s enabled by AI. What I can’t provide today is that point AI solution that gives an interpretation boost for the interpreting physician. But, when a patient’s enrolled in a $40 EBCD program, they’re getting a lot more than a point solution; in fact, they’re getting extra services. As Sham explained earlier, they’re getting not only the initial interpreting physician to get some AI, but then they’re getting a separate step by the AI, that iCAD doesn’t have an offering for and we have. DeepHealth has a separate FDA-registered product that dichotomizes the AI output and says is this positive or is this negative, and, importantly, it compares it to the report that the first physician generates, and then it triggers another step, which is let’s look and see if there’s discrepancy; if there is discrepancy, let’s put a hold on the report, so it doesn’t go out and confuse the patient, while an adjudication process happens, and then it arranges—the software arranges for an expert to be brought in to help look and see what’s really going on between the first physician, the AI, old films, you know, kind of the entire portfolio of information. All of that happens with that second interpreting physician services. Then, importantly, the DeepHealth software stack enables all of that work. That’s an offer that iCAD doesn’t have today, that now we can bring to all those iCAD customers, so they’ll now get the opportunity to have whatever point solution they want, whether it’s iCAD or DeepHealth, or it could even be somebody else’s in theory.

But, then, workflow that makes all of that happen efficiently, make sure that there’s no confusing paperwork going out to the patients, make sure it’s compliant with all the MQSA standards, all of those steps, that’s all enabled by the DeepHealth stack, that’s now file-based and super-efficient. That’s what the $40 enables. As other providers see that now patients want that and are willing to pay, or an employer says, “I want that”—we now have a couple of employers in different parts of the country who’ve said, “I want that for my covered employees,” and so the employers are basically saying to their provider, “Please, we’ll pay you for that.” They need the IT stack to enable that. DeepHealth can now deploy that.

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There are some other people who have looked at the point solution and asked patients to pay for a convenience fee, or something like that, but this second safeguard review, where another physician comes in, really, that typically only happens in Europe, at much greater expense, and the win to the Safeguard Review is, because of the clever AI and workflow solution, it only has to happen in the most dangerous cases, the most important cases, where a second physician can come in. That’s what’s helped all these RadNet patients so much and why 40% of the women opt in, and why employers want it. Now, we can bring that, on top of what iCAD’s already offering, to essentially five times as many people as we can prior to the acquisition.

Kees Wesdorp

To the question, also, have we seen signals from the installed base of iCAD that there’s interest, the answer is yes, but the full stack as we have it couldn’t be offered, because we have that and iCAD doesn’t.

Brandon Carney

That’s great, thanks for the color, and thanks for taking our questions.

Operator

This will conclude our question-and-answer session. I would like to turn the conference back over to Dr. Berger for any closing remarks.

Dr. Howard Berger

Thank you, Alyson.

I’d like to conclude with three things that this call and the acquisition indicate.

Number one. This is the beginning of what we believe will be further consolidation in the AI industry within radiology, and healthcare for that matter, and the importance of that can’t be overstated. Many of these companies have been struggling for quite some period of time to establish themselves as viable companies that will be able to continue to invest and improve their artificial intelligence offerings. Clearly, most of them have been unable to do that or they fail. So, in a very real sense, this will help preserve the long-term stability in the AI space for breast imaging, which, perhaps, at this juncture, may be one of the most important tools that AI has evolved for earlier detection and better outcomes. So, in a way, I think many of the people who are using iCAD products, as well as others, should be relieved that a company, such as RadNet, now is a long-term provider of these services and committed to the industry.

Secondly, we can’t again overstate the importance and the transformation that is occurring in radiology and imaging that will improve workflow, earlier detection and greater accuracy. This is the future or radiology, and is should be embraced and encouraged, and that’s, in fact, what we’re doing. I think that there’s no company out there that can better take the responsibility for leading the way in this in the industry, other than RadNet, given that we have both the clinical skills, the operational skills, and now the IT skills, to be truly transformative.

Lastly, I want to go back to the last earnings call, where I mentioned that it was RadNet’s intent to be the leader in artificial intelligence for mammography, ultrasound and x-ray. This clearly puts our stamp on the mammography portion of that initiative and that intention, and I believe that we will be talking about further developments in the ultrasound and x-ray space in the near future. But, these are all the tools that have been somewhat overlooked and underutilized in terms of potential impact on population health, again, for early detection and more accuracy.

RadNet is fulfilling its mission by making this acquisition, and I want to compliment the Digital Health Team, our Merger and Acquisition Team and our Legal Team for helping make this a reality, the benefits of which, I think, will become more obvious as we further merge and evolve this into the scale and importance that I think lies ahead.

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I want to thank all of you for taking your time here, and, clearly, the Management Team will be available if there’s individual questions that you’d like to ask of us, and we look forward to our next earnings call, which will be in approximately three weeks. Thank you, all.

Operator

The conference has now concluded, thank you attending today’s presentation, and you may now disconnect.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), RadNet plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD. After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available), and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Information about the directors and executive officers of iCAD is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

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Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of RadNet’s and iCAD’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of RadNet’s and iCAD’s control. RadNet’s, iCAD’s and RadNet’s actual results and financial condition following the proposed transaction may differ materially from those indicated in the forward-looking statements as a result of various factors. None of RadNet, iCAD or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of RadNet or iCAD. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on RadNet’s and iCAD’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of iCAD or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of RadNet or iCAD to maintain relationships with its customers, patients, payers, physicians, and providers and retain its management and key employees, (4) the ability of RadNet following the proposed transaction to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of RadNet following the proposed transaction to execute successfully its strategic plans, (7) the ability of RadNet following the proposed transaction to promptly and effectively integrate iCAD into its business, (8) the risk of litigation related to the proposed transaction, (9) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (10) the risk of legislative, regulatory, economic, competitive, and technological changes, (11) risks relating to the value of RadNet’s securities to be issued in the proposed merger, and (12) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of RadNet and iCAD. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in RadNet’s and iCAD’s respective filings with the SEC, including the risk factors discussed in RadNet’s and iCAD’s most recent Annual Reports on Form 10-K, as updated by their respective Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Forward-looking statements included herein are made only as of the date hereof and, except as required by applicable law, neither RadNet nor iCAD undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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